                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                    OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Gasel Transportation Lines, Inc.
    -----------------------------------------------------------------------

    Ohio                                                       31-1239328
---------------------------------------------      --------------------------------------------
(State or other jurisdiction of incorporation         (I.R.S. Employer Identification No.)
          or organization

County Road 10 , Route 4, Box 181A
Marietta, Ohio                                                 45750
---------------------------------------------      --------------------------------------------
(Address of principal executive offices)                            (Zip Code)

                                         (740) 373-6479
                                 -------------------------------
                                    Issuer's Telephone number

Securities to be registered pursuant to Section 12(b) of the Act

         Title of each class                        Name of each exchange on which registered

      --------------------------                        ----------------------------------

      --------------------------                        ----------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                                      Common, no par value
                ----------------------------------------------------------------
                                        (Title of Class)

                ----------------------------------------------------------------
                                        (Title of Class)


ITEM 1.  DESCRIPTION OF BUSINESS.

Gasel Transportation Lines, Inc. (the "Company") is a corporation that was organized under the laws of the State of Ohio on January 27, 1988. The Company was initially formed for the purpose of becoming a transportation freight broker hauling freight under the authority of other motor carriers on a commission basis with its sole offices located in Marietta, Ohio. Shortly after its inception, the Company evolved its business to obtain licensing with the Interstate Commerce Commission ("ICC") as a common and contract general commodities motor freight carrier in the 48 contiguous United States and Canada and to operate its own tractors and trailers. In September 1988, the Company received licensing from the ICC authorizing it to transport in interstate commerce both as a common and contract carrier, and the Company obtained licenses in the 48 contiguous United States to operate under such licenses. Shortly thereafter, the Company sought approval to operate in Canada, and it was licensed to operate there, too. The Company also maintains its authority to broker freight. In December, 1995, the ICC ceased operations and its regulatory functions and jurisdiction over motor carriers was transferred to the United States Department of Transportation.

In July, 1995, the Company acquired a trucking terminal and offices on County Road 10, Rt. 4, Box 181A, Marietta, Ohio. This facility is now the principal office and main terminal for the Company. The actual mailing address is P.O. Box 1199, Marietta, Ohio 45750, and the telephone is (740) 373-6479.

In July, 1996, the Company acquired the assets of a Florida based trucking company, Earl W. Kersey Trucking, Inc. that included a terminal and offices located on Highway 301 N, Dade City, Florida. During 1999, the Company purchased 5 acres of land adjoining the Dade City, Florida terminal.

The Company operates primarily as a truckload contract carrier with various customers which ship truckload quantities of freight from one point to another. As a contract carrier, the freight rates are negotiated with the shipper and are dependent upon competition, place of origin and destination, and the type of commodity being hauled. Most trips start in the area of one of the Company owned terminals as most of the tractors are based out of these terminals. Additionally, the Company has small offices in Paulsboro, New Jersey, and until very recently also had them in Houston, Texas and Peru, Illinois, from where a few tractors were based. Most of the Company freight lanes are located between the terminal areas, although the Company regularly operates hauling freight to the West Coast and back-hauls fruits and vegetables from there to the East Coast. The Company uses many refrigerated trailers on these trips so that it can facilitate this part of its business. In addition to its primary business, the Company operates two driver training schools, one located in Marietta, Ohio and one in Nelsonville, Ohio. Operation of these schools is licensed by the Ohio Department of Highway Patrol.

The Company has had a steady growth in revenues and owned equipment over the past five years. During that time it has increased the number of owned, either directly or by capital lease, tractors from 23 to its current number of 103, its dry van box trailers from 31 to 102, and its refrigerated climate control trailers from 11 to 52. Annual freight revenues went from $3,325,606 for calendar year 1994 to $11,197,869 for calendar year 1999, which represents average annual revenue growth of 47%.

The Company recently announced that it has completed its ISO 9002 certification by American Systems Registrar. This certification means that the Company has been audited and verified to have written policies and procedures for everything that the Company does, plus a backup procedure in the event of a failure. The Company also announced that it will be opening another driver training school in Sandusky, Ohio, and that school will commence operations in mid March of 2000.

The Company is in direct competition with other motor freight carriers, including many companies that are significantly larger than the Company. The Company is able to compete with these other carriers by having its terminals, together with equipment that is based out of them, located in areas where there are fewer competitors domiciled, by attempting to provide better and more timely service, by operating new and specialized equipment, and by catering to certain major shippers. Although only one shipper accounted for more than 10% of Company revenues in 1999, the top ten customers accounted for better than 60% of the Company revenues.

As a licensed carrier with the U. S. Department of Transportation and the various states and Canada, the Company business is dependent upon maintaining such operating authority. One condition of retaining such authority is that the Company must maintain liability insurance for protection of the public. Another is that the Company meet the safety fitness regulations as evidenced by a "satisfactory" by the U. S. Department of Transportation.

Each of the owned terminals are required to comply with various state and federal environmental regulations with regard to the storage of fuel and oil and the disposal of waste oil and tires. There is no significant cost associated with operating under these regulations; however, in the event of a major fuel or oil spillage, the cost of clean up could be significant.

The Company does not have any employees that work for it directly because it leases all of them from PeopLease Corporation. As of February 25, 2000, there were 105 leased drivers, 12 yard and shop personnel, and 20 office and clerical personnel, including corporate officers who work in those areas.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

During the past two years, being 1998 and 1999, Company revenues continued to grow as the result of purchasing and operating additional transportation equipment. Freight revenues increased 20.8% in 1998 from 1997, and by 45.4% from 1998 through 1999. However, the gross profit margins went from 8.2% in 1998 to 6.7% in 1999, which helped account for the decrease in net income before taxes from $357,233 in 1998 to $150,697 in 1999. As new tractors were purchased, there were fuel economies recognized over operating older equipment, but generally the cost of purchasing new equipment has continued to increase annually, which has driven up the cost of financing the equipment. However, the Company was able to purchase 20 new Freightliner tractors in late 1999 for the same price as those it purchased in 1998. The increase in equipment did result in increased interest expense of $186,996 from 1998 to 1999.

To date, the ability of the Company to operate has been dependent on its ability to finance the purchase of its rolling stock, i.e., its tractors and trailers, from outside lending sources at approximately 100% of acquisition costs, and to fund operations through the borrowing of funds from lending institutions utilizing the accounts receivable as collateral. The Company currently has in place a line of credit of up to $2,000,000 available for financing its receivables, which management believes is adequate to handle current and the immediate future needs.

Because most of the transportation equipment is financed, the Company has very significant monthly payments that must be made. The result of heavily financing the equipment is that the cash flow from operating profits of the Company is required to make the payments. Acquiring additional new equipment is also a cash requirement because of licensing and other costs that cannot be financed. The amount of depreciation on the equipment that is taken on the financial statements correlates to being a significant portion of the principal amortization on the equipment loans from a cash flow standpoint. However, it does not totally provide cash for such needs and the Company generally needs to show operating profits before tax of at least $350,000 per year to make such payments without having to obtain capital from other sources. To the extent that operating profits are not available, the Company must obtain such funds through additional capitalization, sales of equipment, refinancing of equipment or other borrowings.

For the year 2000, the Company has an even greater need for capital because some of its loans for equipment had balloon payments coming due during the year. The Company was able to refinance these loans over more than the current year, so that capital need has already been satisfied.

The cost of drivers wages and benefits have been steadily increasing over the past two years as the Company has had to compete with others in the trucking industry to hire new or retain existing drivers, and these increased costs have had a negative impact on earnings.

More recently, fuel costs have gone up dramatically from early 1999 and especially in the beginning of 2000, and have caused the Company to operate at a loss since October, 1999. These losses have been a cash drain on the Company and have reduced the Company's available working capital to a minimum. The Company has tried to combat these fuel cost increases with freight surcharges, but they have not yet been able to keep up with them. In order to continue operations, the Company is going to either need to borrow additional working capital, need to operate at a profit to generate working capital, or need to raise additional capital. Otherwise, the Company may need to sell off equipment to generate working capital, which may not be feasible if the market for used equipment is not good. Because of the fuel price increases, the trucking industry is suffering and many companies are going out of business, which has caused the market for used equipment to be reduced.

If the cost of fuel comes under control and gets reduced, the prospects for the Company to generate profits and working capital continue to be good. The shippers for whom the Company hauls have prospects of continuing their growth, and the Company believes that it has adequate equipment to service them. With the amount of equipment that the Company now operates, the fixed operating costs are now believed to be spread over a sufficient number so that the Company can operate more profitably than in the past years.

ITEM 3.  DESCRIPTION OF PROPERTY.

The principal offices and terminal for the Company are Company owned and located on 12.5 acres adjacent to State Route 4, approximately 4 miles southwest of Marietta, Ohio. The property has four buildings on it, the major one of which is constructed of cement block and steel, is in good condition, and has the corporate offices, a drivers lounge, and three maintenance bays located therein. Other buildings include a freight transfer building made out of steel that is in fair to good condition, a wood building for the drivers school and lounge that was recently remodeled and is in good condition, and a cement block supply storage building that is in good condition. The lot is used for parking the Company transportation equipment and for operating a driving school practice area.

The other major terminal operated by the Company is at the Company owned facility in Dade City, Florida. There is a pre-engineered steel terminal and office building located thereon that has three maintenance bays as well as offices and supply storage. The building is in good condition. The total area for this facility is 8.5 acres.

The Marietta, Ohio terminal has above ground fuel storage that is regulated by the EPA. Additionally, both terminals have waste oil storage facilities that are also regulated.

Both properties are subject to mortgages with the usual conditions that the Company is entitled to use of the properties for its business needs so long as they are operated in a lawful manner and the mortgage notes are paid and not in default. There are no other operating or use restrictions.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a). The following is a table of all persons known to the Company to be the beneficial owner of more than 5% of the Company's voting securities.

---------------------------- -------------------------- -------------------------- --------------------------
TITLE OF CLASS               NAME AND ADDRESS OF        AMOUNT AND NATURE OF       PERCENT OF CLASS
                             BENEFICIAL OWNER           BENEFICIAL OWNER
---------------------------- -------------------------- -------------------------- --------------------------
Common shares                Michael J. Post                   1,450,544(1)                 59.8
                             118 Merryhill Street
                             Marietta, Ohio 43750
---------------------------- -------------------------- -------------------------- --------------------------

(1) Includes 4,100 shares held by Mrs. Lee Post, the mother of Michael J. Post, 7,900 shares held by the Company and options to acquire 186,000 shares.

(b). The following is a table setting forth for management the beneficial ownership of the voting securities of the Company as of February 22, 2000.

---------------------------- -------------------------- -------------------------- --------------------------
TITLE OF CLASS               NAME AND ADDRESS OF        AMOUNT AND NATURE OF       PERCENT OF CLASS
                             BENEFICIAL OWNER           BENEFICIAL OWNER
---------------------------- -------------------------- -------------------------- --------------------------
Common shares                Michael J. Post                   1,450,544(1)                  59.8
                             118 Merryhill Street
                             Marietta, Ohio 43750
---------------------------- -------------------------- -------------------------- --------------------------
Common shares                Allan M. Blue                      110,448(2)                    4.8
                             1130 Berlin Station Rd.
                             Delaware, Ohio 43015
---------------------------- -------------------------- -------------------------- --------------------------
Common shares                Ronald K. Bishop                    69,272(3)                    3.0
                             305 Ohio Street
                             Marietta, Ohio 45750

---------------------------- -------------------------- -------------------------- --------------------------
Common shares                John Jackson                        45,780                       2.0
                             Route 2, Box 344
                             Belpre, Ohio 45714
---------------------------- -------------------------- -------------------------- --------------------------
Common shares                Directors and officers            1,676,044(4)                  65.8
                             as a group
---------------------------- -------------------------- -------------------------- --------------------------

(1) Includes 4,100 shares held by Mrs. Lee Post, the mother of Michael J. Post, 7,900 shares held by the Company and options to acquire 186,000 shares.

(2) Includes 26,420 shares held by Joyce M. Blue, wife of Allan M. Blue, and options to acquire 62,000 shares.

(3) Includes options to acquire 62,000 shares.

(4) Includes options to acquire 310,000 shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Officers and Directors of the Company are as follows:

 Name                       Age                    Position With Company
 ----                       ---                    ---------------------
 Michael J. Post            53     Chief Executive Officer, President, Treasurer, and
                                   Director

 John Jackson               54     Executive Vice President, Secretary, and General
                                   Manager

 Sherman E. Crum            32     Assistant Vice President-Administration

 Fred E. Malone             33     Assistant Vice President-Fleet Maintenance

 David R. Pierce            49     Assistant Vice President-Safety

 Allan M. Blue              58     Director and Assistant Secretary

 Ronald K. Bishop           47     Director

Michael J. Post has been in all of such capacities from the formation of the Company in January 1988 to date. He also serves as a board member of Selby General Hospital, Marietta, Ohio.

John Jackson has been involved in such capacities since the formation of the Company in 1988.

Sherman E. Crum has been with the Company in charge of office administration since August 8, 1994. In July, 1999 he was promoted to his current executive position.

Fred E. Malone has been with the Company in charge of fleet maintenance since July, 1995. In July, 1999, he was promoted to his position as an assistant vice president.

David R. Pierce has been with the Company in various capacities since September 1988, including being in charge of driver safety and compliance. In July, 1999, he was elected to his position as Assistant Vice President of Safety.

Allan M. Blue has been a director since 1995 and Assistant Secretary since 1997. Mr. Blue is a practicing attorney in the Columbus Ohio area where he has been engaged in private law practice since 1971. In addition to practicing law, Mr. Blue is actively engaged in several businesses as owner, officer, and director. These businesses include The Oak Furniture Showroom, Inc., Held Team Partnership, d/b/a Hold More Self Storage, Capitol Stock Transfer Company and Team Investors, Ltd.

Ronald K. Bishop, Director since 1994. Since 1987, he has worked for Bennco Incorporated as General Manager of 3 radio stations, WDMX, WNUS, and WLTP, in Parkersburg, West Virginia; recently he also became General Manager of 2 additional stations, WRVB, and WRZZ. He also serves as a board member of Selby General Hospital, Marietta, Ohio, Ohio Valley Chamber of Commerce, and for the Marietta Community Foundation, Easter Seals and the American Heart Association in the Marietta area.

The position of director is for a one year term and until a successor is elected.

ITEM 6.  EXECUTIVE COMPENSATION.

-------------------------------------------------------------------------------------------------------------
                                        SUMMARY COMPENSATION TABLE
                                                               LONG TERM COMPENSATION
-------------------------------------------------------------------------------------------------------------
                  ANNUAL COMPENSATION                                  AWARDS
-------------------------------------------------------------------------------------------------------------
Name and Principal                  Year             Salary              Securities Underlying Options/SAR
Position
--------------------------------- -------- --------------------------- --------------------------------------
Michael J. Post, President        1997              $39,480                          126,000(1)
                                  1998              $49,742                           60,000(2)
                                  1999              $63,750(3)
--------------------------------- -------- --------------------------- --------------------------------------

(1) Adjusted for a 5% stock dividend and two 2 for 1 stock splits.

(2) Adjusted for two 2 for 1 stock splits.

(3) In addition, the Company provides a 1998 Lincoln Navigator sport utility vehicle for use by Michael J. Post; because he uses the vehicle primarily for Company business, no value is assigned as compensation for use of the vehicle.

    The Company pays its Directors' a fee of $250.00 for each meeting attended. The Company's Code of Regulations authorizes the Board of Directors to fix Directors' compensation without shareholder approval.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Until February 1, 2000, the Company had purchased key man life insurance on Michael J. Post under a reverse split-dollar arrangement with the owner of the policy, Michael J. Post. Under this arrangement, the Company owned the life insurance benefit of $1,000,000 for the years in which it paid premiums in an amount equal to the P.S. 58 costs, which is an approved Internal Revenue Service schedule, to Michael J. Post. Any cash value accrued in the policy belongs to the owner of the policy, Michael J. Post. The Company paid Michael J. Post premiums of $16,880 in 1998 and $18,287 in 1999.

Michael J. Post, Director, CEO, President, Treasurer, and majority shareholder of the Company, is the sole shareholder of Zip Services, Inc., a corporation from which the Company formerly leased its employees and had other business relationships in the past. At year end 1999, Zip Services, Inc. owed the Company $61,356, and at year end 1998, $64,856.

In October 1998, the Company purchased from Michael J. Post a 1994 GMC Special Edition Southern Comfort pickup truck for the then fair market value of $12,200.

Allan M. Blue, Director, also acts as legal counsel for the Company.

The Company has retained Capitol Stock Transfer Company as its transfer agent and registrar. Allan M. Blue, Director, is a 50% shareholder and President of such company. The terms of the arrangements between the Company and Capitol Stock Transfer Company were no less favorable to the Company than could have been obtained from independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capitalization of the Company consists of 3,000,000 common shares without par value, of which 2,237,966 shares are currently issued and outstanding. Each holder of common shares is entitled to one vote for each share held on any matter properly submitted to the shareholders for a vote. The holders of common shares are entitled to receive dividends as declared by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, shareholders are entitled to share ratably in all assets remaining after payment of all liabilities. The holders of the common shares do not have any preemptive, subscription, redemption, conversion, or cumulative voting rights. All common shares now outstanding are fully paid and non-assessable.

Each common share entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS.

(a) During the past two years, the common shares of the Company have been traded in the over-the-counter market and been included on the OTC Bulletin Board under the trading symbol GSEL. The following table sets forth the range of the high and low bid prices for the common shares of the Company for each quarter during the past two years, as reported by the The Nasdaq Stock Market, Inc. These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

                                                                      Bid Prices
                                                                      ----------
                                                       High                  Low
                                                       ----                  ---
 Calendar Year 1999
        First Quarter                                 $4.25                   $3
        Second Quarter                                $3.75                  $2.5
        Third Quarter                                  $5                     $3
        Fourth Quarter                                 $5                   $2.75

 Calendar Year 1998
        First Quarter                                  $5                  $3.625
        Second Quarter                               $6.375                 $3.25
        Third Quarter                                 $3.5                  $1.25
        Fourth Quarter                                $7.75                 $1.25

(b) On February 22, 2000, there were 74 shareholders of record of the common shares. There are also an estimated 120 shareholders who hold their shares in street name.

(c) The Company has never declared a cash dividend on its common shares and no assurance can be given that the Company will declare any cash dividend on its common shares in the future. Payments of dividends are within the discretion of the Company's Board of Directors and depend upon the earnings, capital requirements, and operating and financial condition of the Company, among other factors. The Company currently expects to retain its earnings to finance the growth of the Company and does not expect to pay cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is a party to routine litigation incidental to its business, primarily involving claims for personal injury incurred in the transportation of freight. The amount of the claims are within the policy limits of the Company liability insurance. The Company is not aware of any claims or threatened claims that might have a material adverse effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes in Accountants during the past two years, nor have there been any disagreements with the Accountants in their accounting and financial presentations regarding the Company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On October 20, 1998, the Company granted warrants to Merchants Financial for the right to purchase 25,000 common shares at $5.50 per share. These warrants were sold to Merchants Financial for $0.50 per warrant, for total compensation of $12,500. The warrants were purchased for cash without underwriting expense. The warrants were issued pursuant to Section 4 (2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder.

In October, 1998, Merchants Financial exercised warrants to purchase 5,000 shares at $5.50 per share. From January to June, 1999, Merchants Financial exercised the balance of the warrants and purchased a total of 40,000 common shares at a price of $2.75 per share, which number of shares and price had been adjusted to account for a 2 for 1 stock split in December 1998. The shares were issued pursuant to Regulation D, Rule 504, and a Form D was filed with the Securities and Exchange Commission. The shares were also registered under Ohio law.

In June, 1998, Corna Securities, Inc. exercised warrants to purchase 10,749 shares at a price of $4.99 per share. The shares were issued pursuant to Regulation D, Rule 504, and a Form D was filed with the Securities and Exchange Commission. The shares were also registered under Ohio law.

In July, 1999, Corna Securities, Inc. exercised warrants to purchase 15,435 shares at a price of $2.27 per share. The shares were issued pursuant to Regulation D, Rule 504, and a Form D was filed with the Securities and Exchange Commission. The shares were also registered under Ohio law.

On October 1, 1998, the Company granted options pursuant to the Gasel Transportation Lines, Inc. 1997 Stock Option Plan for 25,000 common shares to the directors of the Company at an exercise price of $2.00 per share. Michael
J. Post received options to purchase 15,000 common shares and Allan M. Blue and Ronald D. Bishop each options to purchase 5,000 common shares. No consideration was paid for the options. The options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701 promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Code of Regulations for the Company provides that, in accordance with the provisions of the Ohio statute, directors are indemnified by the Company against expenses, judgments, decrees, fines or penalties with respect to any threatened, pending, or completed action, suit or proceeding, whether civil or criminal, administrative, or investigative, provided that such director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to a criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Such indemnification may not be applicable to suits brought by the Company against the director if he is adjudicated to be negligent or of misconduct in the performance of his duties to the Company unless the court shall determine that such person is fairly and reasonably entitled to indemnification of expenses as the court shall deem proper.

                                        PART F/S

                                  FINANCIAL STATEMENTS

                     GASEL TRANSPORTATION LINES, INC.

                             AND ITS SUBSIDIARY

                        AUDITED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1999 AND 1998

                              TABLE OF CONTENTS





INDEPENDENT AUDITOR'S REPORT                                             1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet                                        2-3

       Statements of Consolidated Income                                 4

       Statements of Consolidated Stockholders' Equity                   5-6

       Statements of Consolidated Cash Flows                             7-8

       Notes to Consolidated Financial Statements                        9-20


                            VAN KREVEL & COMPANY
                        Certified Public Accountants
                               P. O. Box 1432
                           Dublin, Ohio 43017-6432
                                614/761-3743

To the Board of Directors and Stockholders
Gasel Transportation Lines, Inc.
Marietta, Ohio

                        INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of Gasel Transportation Lines, Inc., and its subsidiary, as of December 31, 1999, and the related statements of consolidated income, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gasel Transportation Lines, Inc., and its subsidiary, as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Dublin, Ohio

January 26, 2000

                           GASEL TRANSPORTATION LINES, INC.
                                  AND ITS SUBSIDIARY
                              CONSOLIDATED BALANCE SHEET
                                    December 31, 1999

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                                               $    20,612
Accounts Receivable-Trade                                                                 1,383,841
Accounts Receivable-Affiliate                                                                61,356
Securities                                                                                    5,000
Inventory                                                                                   223,252
Prepaid Licenses                                                                             75,808
Prepaid Insurance                                                                            58,183
Other Prepaid Expenses                                                                       25,077
                                                                                        -----------

  Total Current Assets                                                                    1,853,129

PROPERTY AND EQUIPMENT
Land and Buildings                                                                          983,354
Tractors                                                                                  8,458,315
Trailers                                                                                  3,621,918
Shop Equipment                                                                              274,149
Office Equipment                                                                            141,014
                                                                                        -----------
                                                                                         13,478,750

Less Accumulated Depreciation                                                             4,494,037
                                                                                        -----------

  Net Property and Equipment                                                              8,984,713

DEFERRED INCOME TAXES                                                                       542,823

OTHER ASSETS
ICC Certificate                                                                               4,321
Prepaid Expenses                                                                             24,438
Investment                                                                                    5,000
Deposits                                                                                      2,712
                                                                                        -----------
  Total Other Assets                                                                         36,471
                                                                                        -----------
TOTAL ASSETS                                                                            $11,417,136
                                                                                        ===========

         See accompanying notes to consolidated financial statements.

                         GASEL TRANSPORTATION LINES, INC.
                               AND ITS SUBSIDIARY
                            CONSOLIDATED BALANCE SHEET
                                December 31, 1999

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Note Payable-Bank                                                                       $   967,047
Accounts Payable                                                                             99,799
Accrued Contract Labor                                                                      165,942
Current Portion of Long Term Debt                                                         2,217,776
                                                                                        -----------

  Total Current Liabilities                                                               3,450,564

LONG TERM DEBT                                                                            4,742,572

DEFERRED INCOME TAXES                                                                     1,074,979

  Total Liabilities                                                                       9,268,115

STOCKHOLDERS' EQUITY
Common Stock, no par value, 3,000,000
  shares authorized, 2,237,966 issued
  and outstanding                                                                         1,277,140
Additional Paid in Capital                                                                  227,014
Retained Earnings                                                                           728,700
Less: Treasury Stock, at cost, 7,900 shares                                                (17,833)
Less: Notes Receivable                                                                     (66,000)
                                                                                        -----------

  Total Stockholders' Equity                                                              2,149,021
                                                                                        -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $11,417,136
                                                                                        ===========

        See accompanying notes to consolidated financial statements.

                      GASEL TRANSPORTATION LINES, INC.
                             AND ITS SUBSIDIARY
                     STATEMENTS OF CONSOLIDATED INCOME
                  Years Ended December 31, 1999 and 1998

                                                              1999                     1998
                                                              ----                     ----

REVENUES
Freight Income                                            $11,197,869               $8,735,239
Rental Income                                                  14,400                   21,000
Training School Revenue                                       287,603                  156,473
                                                          -----------               ----------
                                                           11,499,872                8,912,712

Cost of Revenue                                             9,255,161                7,136,384
                                                          -----------               ----------

Gross Profit                                                2,244,711                1,776,328

OPERATING EXPENSES
Garage Expenses                                               364,485                  205,632
General and
  Administrative Expenses                                   1,107,351                  856,823
                                                          -----------               ----------
                                                            1,471,836                1,062,455

Operating Income                                              772,875                  713,873

OTHER INCOME (EXPENSE)
Other Income                                                   40,534                   92,192
Interest Income                                                11,136                   15,120
Interest Expense                                             (708,684)                (521,688)
Gain on Sale of Equipment                                      34,836                   57,736
                                                          -----------               ----------
                                                             (622,178)                 356,640

Income Before Tax Provision                                   150,697                  357,233

Provision for Income Taxes                                     50,000                  127,216
                                                          -----------               ----------

Net Income                                                $   100,697               $  230,017
                                                          ===========               ==========

Earnings per Weighted
Average Share of
Common Stock Outstanding                                  $     .0885               $    .3779
                                                          ===========               ==========

Weighted Average
Number of Common
Shares Outstanding                                          1,137,256                  608,708
                                                          ===========               ==========

           See accompanying notes to consolidated financial statements.

                        GASEL TRANSPORTATION LINES, INC.
                               AND ITS SUBSIDIARY
                 STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                      Years Ended December 31, 1999 and 1998

                                                            Additional
                                         Common Stock         Paid in    Retained      Treasury       Notes
                                         ------------
                                       Shares      Amount      Capital    Earnings       Stock       Receivable
                                      --------  ----------   ----------   --------     ----------    ----------
Balances, December 31, 1997            491,327  $  924,025   $  200,062   $523,505     $             $

  Net Income                                                               230,017

  Stock Issuance Cost                                            (2,535)

  Stock Dividends                       25,086     125,430               (125,430)

  Dividends Paid                                                              (89)

  Stock Repurchased                       (388)     (1,940)

  Issuance of Warrant, Oct 1998                                  12,500

  Exercise of Nov 1994 Warrant          10,749      53,625

  Exercise of Oct 1998 Warrant           5,000      27,500

  Stock Split (2 for 1)                531,774

  Purchase of 16,049 Shares
    Of Treasury Stock                                                                  (48,013)

  Sale of 6,515 Shares of
    Treasury Stock                                                6,368                 19,774
                                      ---------  ----------   ----------   --------   --------         ---------

Balances, December 31, 1998           1,063,548  $1,128,640   $  216,395   $628,003   $(28,239)        $      --
                                      =========  ==========   ==========   ========   ========         =========

          See accompanying notes to consolidated financial statements.

                         GASEL TRANSPORTATION LINES, INC.
                                AND ITS SUBSIDIARY
                 STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                       Years Ended December 31, 1999 and 1998

                                                            Additional
                                         Common Stock         Paid in    Retained      Treasury       Notes
                                         ------------
                                       Shares      Amount      Capital    Earnings       Stock       Receivable
                                      --------  ----------   ----------   --------     ----------    ----------

Balances, December 31, 1998            1,063,548  $1,128,640    $216,394    $628,003      $(28,239)    $

  Net Income                                                                 100,697

  Exercise of Nov 1996 Warrant            15,435      38,500                                             (38,500)

  Exercise of Oct 1998 Warrant            40,000     110,000                                             (27,500)

  Purchase of 11,457 Shares
   of Treasury Stock                                                                       (46,526)

  Sale of 17,041 Shares of
   Treasury Stock                                                 10,620                    56,932

  Stock Split (2 for 1)                1,118,983
                                       ---------  ----------    --------    --------       --------    ---------

Balances, December 31, 1999            2,237,966  $1,277,140    $227,014    $728,700       $(17,833)   $ (66,000)
                                       =========  ==========    ========    ========       ========    =========

           See accompanying notes to consolidated financial statements.

                       GASEL TRANSPORTATION LINES, INC.
                            AND ITS SUBSIDIARY
                    STATEMENTS OF CONSOLIDATED CASH FLOWS
                    Years Ended December 31, 1999 and 1998

                                                                          1999                      1998
                                                                          ----                      ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                             $   100,697               $  230,017
Adjustments to reconcile net income to
cash provided by operating activities:
  Deferred Taxes                                                            50,000                  127,216
  Depreciation                                                           1,615,219                1,172,393
  Gain on Sale of Equipment                                                (34,836)                 (57,736)
  (Increase) Decrease in:
    Accounts Receivable-Trade                                             (228,984)                (354,337)
    Accounts Receivable-Affiliate                                            3,500                  (13,099)
    Inventory                                                              (85,037)                 (39,491)
    Prepaid Expenses                                                        15,187                  (79,510)
  Increase (Decrease) in:
    Accounts Payable and
    Accrued Expenses                                                       181,415                   21,360
                                                                       -----------               ----------
      Net Cash Provided
      by Operating Activities                                            1,617,161                1,006,813

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property and Equipment                                       (259,479)                (347,262)
Decrease in Certificates of Deposit                                           --                     67,585
Proceeds from Sale of Equipment                                            118,132                  703,414
Purchase of Securities                                                      (5,000)
                                                                       -----------               ----------
      Net Cash Provided (Used)
      by Investing Activities                                             (146,347)                 423,737

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds under Line of Credit                                           11,256,164                6,250,021
Proceeds from Long Term Borrowing                                             --                    225,000
Common Stock Repurchased                                                      --                     (1,940)
Proceeds from Warrant Exercise
  and Sale of Treasury Stock                                               185,052                   77,230
Purchase of Treasury Shares                                                (46,526)                 (48,013)
Principal Payments on Long
  Term Borrowing                                                        (1,446,120)                (706,630)
Principal Payments on
  Line of Credit                                                       (10,987,873)              (6,038,265)

         See accompanying notes to consolidated financial statements.

                        GASEL TRANSPORTATION LINES, INC.
                              AND ITS SUBSIDIARY
                 STATEMENTS OF CONSOLIDATED CASH FLOWS (continued)
                     Years Ended December 31, 1999 and 1998

                                                                           1999                     1998
                                                                           ----                     ----
Principal Payments Under
  Capital Lease Agreements                                                (572,435)              (1,072,846)
Dividends Paid                                                                --                        (89)
                                                                        -----------               ----------
    Net Cash Used by
    Financing Activities                                                (1,611,738)              (1,315,532)
                                                                        -----------               ----------

Net Increase (Decrease) in Cash                                           (140,924)                 115,018

Cash & Cash Equivalents-January 1                                          161,536                   46,518
                                                                       -----------               ----------
Cash & Cash Equivalents-December 31                                    $    20,612               $  161,536
                                                                       ===========               ==========




Supplemental Disclosures:

  Interest Paid                                                        $   708,684               $  521,688
                                                                       ===========               ==========
  Non-Cash Investing
  and Financing Activities

    Purchases of Property
    and Equipment with
    Proceeds of Notes Payable                                          $ 2,211,898               $4,334,613
                                                                       ===========               ==========
    Issuance of Stock Warrants
    and Common Stock with
    Proceeds of Notes Receivable                                       $   148,500               $   40,000
                                                                       ===========               ==========

         See accompanying notes to consolidated financial statements.

                     GASEL TRANSPORTATION LINES, INC.
                           AND ITS SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gasel Transportation Lines, Inc., and its subsidiary, Gasel Driver Training Schools, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS

The Company is engaged in the trucking industry, acting as a licensed common and contract general commodities motor freight carrier, handling freight throughout the continental United States and Canada. The principal offices of the Company are located in Marietta, Ohio. In addition, the Company has motor terminal and maintenance facilities located in Marietta, Ohio and Dade City, Florida, and motor terminals located in Paulsboro, New Jersey, and Peru, Illinois. The subsidiary is a state-licensed Class A truck driver training school.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and operations of the Company and its subsidiary. All significant inter company accounts and transactions have been eliminated.

REVENUE RECOGNITION

The Company recognizes revenue and direct shipment costs upon delivery of the related freight.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                       GASEL TRANSPORTATION LINES, INC.
                            AND ITS SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years Ended December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTS RECEIVABLE

No provision for doubtful accounts has been made since all receivables were considered collectible.

INVENTORY

Inventories consist primarily of maintenance supplies and fuel and are stated at the lower of cost (first-in, first-out) or market value.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method over the estimated useful lives of 3-10 years for tractors and trailers, 40 years for buildings and 3-10 years for shop and office equipment. Amortization of equipment purchased under capitalized lease obligations is included in depreciation expense. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are recognized in the year of disposal. Tires purchased with tractors and trailers are capitalized as a part of the cost of such equipment, with replacement tires being inventoried and expensed when placed in service.

INCOME TAXES

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the weighted average number of shares issued and outstanding during the reporting period.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CREDIT RISK

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts may be in excess of federally insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Credit risk is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographic regions.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 2 - NOTES RECEIVABLE

Notes receivable consists of:

                                                                             1999                   1998
                                                                             ----                   ----
Unsecured notes receivable, dated
October, 1998, Merchants Financial,
10% due on demand                                                        $      --               $40,000

Unsecured note receivable, dated
June, 1999, Merchants Financial,
10% due on demand                                                           27,500

Unsecured note receivable, dated
August, 1999, Corna Securities,
10% due on demand                                                           38,500
                                                                           -------               -------

                                                                           $66,000               $40,000
                                                                           =======               =======

(See Note 9.)

NOTE 3 - LONG TERM DEBT

Long-term debt consists of the following:

                                                                     1999                       1998
                                                                     ----                       ----
Mortgages Payable                                                 $  737,418              $  759,522
Notes Payable                                                      5,180,986               4,393,103
Capital Lease Obligations                                          1,041,944               1,614,379
                                                                  ----------              ----------

                                                                   6,960,348               6,767,004
Less Current Maturities                                            2,217,776               1,670,650
                                                                  ----------              ----------

                                                                  $4,742,572              $5,096,354
                                                                  ==========              ==========

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 3 - LONG TERM DEBT (continued)

Notes payable and capitalized lease obligations are collateralized by property and equipment with a net book value of $7,237,886 at December 31, 1999 and $6,739,141 at December 31, 1998. The mortgages payable are collateralized by land and building with a net book value of $831,192 at December 31, 1999, and $872,205 at December 31, 1998, as well as a first security interest in all shop and office equipment. One of the mortgages is personally guaranteed by Michael
J. Post, President, CEO, and majority stockholder, and by his wife. Interest rates range from 7.25 to 10.6% during 1999 and 7.5 to 12.5% during 1998 for the notes. Rates for the mortgages ranged from 8.25% to 9.0% for 1999 and 8.5% to 1.5% over prime (9.0% at December 31, 1998) in 1998.

Annual maturities on long term debt, excluding capital lease obligations, for the five years ending after December 31, 1999, are as follows:

              2000                      $1,482,745
              2001                       1,485,546
              2002                       1,746,568
              2003                         556,639
        Thereafter                         646,906
                                      ------------
                                        $5,918,404
                                      ============

NOTE 4 - LINE OF CREDIT AGREEMENT

The Company has available a $2,000,000 line of credit with Associates Transcapital Services of Irving, Texas at December 31, 1999 and $1,000,000 at December 31, 1998. At December 31, 1999, $967,047 was outstanding on this line, with an interest rate of 9.5%. At December 31, 1998, $698,756 was outstanding on this line, with an interest rate of 9.0%. Interest is charged at 1% over prime and is due monthly. This line of credit agreement matures in May, 2002, with a one year renewal. This line of credit is collateralized by accounts receivable and deposit accounts and is personally guaranteed by the Company's majority stockholder (see Note 11).

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 5 - LEASES

The Company leases tractors and trailers under leases that expire from 1999 through 2001. These assets are included in property and equipment as follows:

                                                           1999                     1998
                                                           ----                     ----

Tractors                                                 $2,072,268               $2,072,268
Trailers                                                    530,756                  545,543
                                                         ----------               ----------
                                                          2,603,024                2,617,811
Less Accumulated Depreciation                            (1,211,145)                (840,682)
                                                         ----------               ----------
                                                         $1,391,879               $1,777,129
                                                         ==========               ==========


Future minimum annual lease payments as of December 31, 1999, are as follows:

                                                                           Capital
                                                                           Leases
                                                                           -------
                      2000                                                $  792,270
                      2001                                                   325,135
                                                                          ----------
                                                                           1,117,405
Less amount representing interest
  at rates ranging from 6.5 to 9.8%                                          (75,461)
                                                                          ----------
Present value of net minimum
  lease payments                                                           1,041,944

Less current portion                                                        (735,030)
                                                                          ----------
    Total                                                                 $  306,914
                                                                          ==========


During 1999, the Company leased terminals located in Peru, Illinois and Paulsboro, New Jersey on a month to month basis. Rent expense paid in 1999 was $42,251 and $32,248 in 1998. In addition, during 1998, the Company leased terminals in Laredo and Houston, Texas.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 5 - LEASES (continued)

In August, 1998, the Company entered into a one year employee leasing agreement with Employee Solutions, Inc., (ESI), an Arizona corporation. ESI provides the Company with all of its drivers, mechanics and office workers. In 1998, the Company paid ESI $1,101,722 for its leased employees. In 1999, the Company paid ESI $4,212,736 for its leased employees.

In December, 1999, the Company entered into a one year employee leasing agreement with PeopLease Corporation, a South Carolina Corporation. PeopLease will provide the Company with all of its drivers, mechanics and office workers. In 1999, the Company made no payments to PeopLease.

NOTE 6 - INCOME TAXES

A summary of the provision for income taxes is as follows:

                                                   1999                     1998
                                                   ----                     ----
Deferred-Federal                                $  50,000                $  127,216
                                                =========                ==========

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis. The temporary differences that give rise to the deferred tax liabilities and assets are as follows:

                                                                1999                       1998
                                                                ----                       ----
Depreciation                                                  $3,432,146                $2,154,543
Net operating loss carryforwards                               1,719,761                   538,300
Contribution carryforwards                                        13,341                    16,080

The total deferred tax liabilities (assets) are as follows:

                                                                 1999                      1998
                                                                 ----                      ----
Deferred tax liabilities                                      $1,074,979                $  670,645
Deferred tax assets                                             (542,823)                 (188,489)
                                                              ----------                ----------

Net deferred tax liability                                    $  532,156                $  482,156
                                                              ==========                ==========

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 7 - STOCKHOLDERS' EQUITY

On April 23, 1998, a 5% stock dividend was declared to stockholders of record as of May 31, 1998 and payable on June 15, 1998. No fractional shares were issued in connection with this transaction. Cash of $89 was paid to whose stockholders who would otherwise have received fractional shares. The dividends were deducted from retained earnings based on an estimated fair value of $5.00 per share. As a result of the stock dividend, 25,086 shares were issued in 1998.

On October 1, 1998, the Company authorized a 2 for 1 stock split for stockholders of record at November 1, 1998, and payable December 1, 1998.

On November 26, 1999, the Company authorized a 2 for 1 stock split for stockholders of record at December 10, 1999 and delivered the split shares on December 20, 1999.

NOTE 8 - STOCK OPTIONS

The Company has adopted a stock option plan which provides for the granting of options to certain officers, directors and key employees of the Company. Currently, options for 310,000 shares of common stock have been issued under this plan. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Options are non-transferable.

A summary of option transactions during the years ended December 31, 1999 and 1998,is shown below:

                                                                                   Weighted
                                                                                   Average
                                                                        No. of     Exercise
                                                                        Shares      Price
                                                                        --------   --------
Outstanding at January 1, 1998                                           50,000       $4.00
Granted                                                                  25,000        2.00
Exercised                                                                  --           --
Canceled                                                                   --           --
Stock Split & Dividend                                                   80,000         --
                                                                        -------       -----
Outstanding at December 31, 1998                                        155,000       $1.61

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 8 - STOCK OPTIONS (continued)

Outstanding at January 1, 1999                                         155,000           $1.61
Granted                                                                   --               --
Exercised                                                                 --               --
Canceled                                                                  --               --
Stock Split                                                            155,000
                                                                       -------           -----
Outstanding at December 31, 1999                                       310,000           $ .81
                                                                       =======           =====
Exercisable at December 31, 1999                                       310,000           $ .81
                                                                       =======           =====

NOTE 9 - WARRANTS

As part of the November, 1994 securities offering, the underwriter was granted warrants to purchase 4,875 shares of common stock at $11.00 per share. Under this agreement, warrants to purchase 10,749 equivalent shares at $4.99 were exercised in June, 1998 for a total of $53,625.

As part of the July, 1996 securities offering, the underwriter was granted warrants to purchase 7,000 shares of common stock at $5.50 per share. Under this agreement, warrants to purchase 15,435 equivalent shares of common stock at $2.49 were exercised in August, 1999, by executing a 10% cognovit demand note in the amount of $38,500, of which $38,500 was outstanding at December 31, 1999.

As part of a consulting agreement dated October, 1998, Merchants Financial purchased a warrant at $.50 per share for the right to purchase 25,000 shares of the Company's common stock at a purchase price of $5.50 per share, such warrant to be exercisable within one year of the issuance of the warrant. A 10% cognovit demand note in the amount of $12,500 was executed on October 20, 1998. In addition, Merchants Financial exercised the option to acquire 5,000 shares of common stock on October 28, 1998, by executing a 10% cognovit demand note in the amount of $27,500. Under this agreement, cognovit notes totaling $40,000 were outstanding at December 31, 1998.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 9 - WARRANTS (continued)

Subsequent to a stock split in November, 1998, there were 40,000 common shares available under the consulting agreement dated October, 1998. During 1999, Merchants Financial acquired 40,000 shares of the Company's common stock by executing cognovit demand notes totaling $110,000. At December 31, 1999, $27,500 of these cognovit notes were outstanding.

NOTE 10 - 401(k) PLAN

The Company terminated its 401(k) profit sharing plan in 1998. The Company made no contributions to the Plan for the year ended December 31, 1998.

NOTE 11 - RELATED PARTY TRANSACTIONS

In 1999, the Company paid $18,287 in life insurance premiums on a key man life insurance policy on the president, Michael J. Post. This policy is owned by Michael J. Post. Premiums for 1998 totaled $16,880.

Michael J. Post, President and majority stockholder of the Company, is the sole stockholder of Zip Services, Inc., a West Virginia Corporation from which the Company leased its tractor drivers. Zip Services, Inc., charged the Company for the leased drivers approximately the same amount as its costs for such drivers.

At December 31, 1999 and 1998, the Company had accounts receivable due from Zip Services in the amounts of $61,356 and $64,856, respectively.

In September, 1998, the Company discontinued its leasing arrangement with Zip Services, Inc. (See Note 5.)

During 1998, the Company paid Zip Services, Inc., $1,700,925 for the leasing of drivers.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 12 - MAJOR CUSTOMERS

During 1999, the Company had one major customer, sales to which exceeded 10% of the Company's total sales. Sales to this customer totaled $1,639,082 for the year ended December 31, 1999.

During 1998, the Company had two major customers, sales to each of which exceeded 10% of the Company's total sales. Sales to these customers totaled $3,412,785, for the year ended December 31, 1998.

NOTE 13 - FUEL AVAILABILITY AND COST

The Company is dependent upon the availability of diesel fuel. Increases in the cost of fuel may, in the future, adversely affect the profitability of the Company. There can be no assurance that diesel fuel prices will not increase. There also can be no assurance that the Company will be able to recover any future increase in fuel costs and fuel taxes through increased freight rates.

NOTE 14 - DRIVERS

The Company offers a driver training program through its subsidiary's operations which offers incentives to attract and retain qualified drivers. Although the Company has experienced no significant downtime due to inability to secure qualified drivers, no assurance can be given that a shortage will not adversely affect the Company in the future.

NOTE 15 - CONTINGENCIES

The Company is subject to various other claims, legal proceedings and investigations covering a wide range of matters that may arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or accruals, and if not so covered, are without merit or are of such kind or involve such amounts, as would not have a significant effect on the financial position or results of operations of the Company, if disposed of unfavorably.

                    GASEL TRANSPORTATION LINES, INC.
                          AND ITS SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                Years Ended December 31, 1999 and 1998

NOTE 16 - SUBSEQUENT EVENT

On January 3, 2000, the Company financed the purchase of (20) 2000 Freightliner units for $1,787,500.

                                        PART III

ITEM 1.  INDEX TO EXHIBITS.

3(a).    Articles of Incorporation as Amended.

3(b).    Code of Regulations as Amended.

10(a)    Employee Lease Agreement with PeopLease Corporation.

10(b) Transportation Accounts Financing and Security Agreement with Associates Transcapital Services.

10(c)    Company Stock Option Plan.

10(d)    Standard Form of Director Stock Option.

10(e) Agreement with Merchants Financial for the promotion of Company and its common shares.

11       See Note 1 to the Financial Statements.

21       List of Subsidiary Corporations.

27.      Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS.

3(a).    Articles of Incorporation as Amended.

3(b).    Code of Regulations as Amended.

10(a)    Employee Lease Agreement with PeopLease Corporation.

10(b) Transportation Accounts Financing and Security Agreement with Associates Transcapital Services.

10(c)    Company Stock Option Plan.

10(d)    Standard Form of Director Stock Option.

10(e) Agreement with Merchants Financial for the promotion of Company and its common shares.

11       See Note 1 to the Financial Statements.

21       List of Subsidiary Corporations.

27.      Financial Data Schedule

                                      SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto authorized.

                                     Gasel Transportation Lines, Inc.
                                     -----------------------------------------
                                                        (Registrant)

Date: March 28, 2000                 By:  /s/ Michael J. Post
     ------------------------------     --------------------------------------
                                        Print name and title of person signing
                                        Michael J. Post, President


                                       10